15046121

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC Mail Processing Section
FEB 26 2015
Washington DC
404

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 35475

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/14 (MM/DD/YY) AND ENDING 12/31/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **SWS FINANCIAL SERVICES, INC.**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1201 Elm Street, Suite 3500
(No. and Street)

Dallas, TX 75270
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Laura Leventhal 214-859-1026
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Grant Thornton, LLP
(Name – *if individual, state last, first, middle name*)

1717 Main Street, Suite 1500 Dallas, TX 75201
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Larry Tate, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of SWS Financial Services, Inc., as of December 31st, 2014, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President and Chief Executive Officer

Title

Notary Public

VILMA IDALIA GALVAN
Notary Public, State of Texas
My Commission Expires
February 17, 2018

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SWS Financial Services, Inc.

Financial Statements and Supplemental Schedules Pursuant to Rule 17a-5 of the Securities and Exchange Commission For the Six-Months Ended December 31, 2014 With Report of Independent Registered Public Accounting Firm

Grant Thornton

Report of Independent Registered Public Accounting Firm

Grant Thornton LLP
1717 Main Street, Suite 1800
Dallas, TX 75201-4667

T 214.561.2300
F 214.561.2370
GrantThornton.com
linkd.in/GrantThorntonUS
twitter.com/GrantThorntonUS

Board of Directors and Stockholder
SWS Financial Services, Inc.

We have audited the accompanying statements of financial condition of SWS Financial Services, Inc. (a Delaware corporation and a wholly owned subsidiary of SWS Group, Inc.) (the "Company") as of December 31, 2014, and the related statements of operations, stockholder's equity, and cash flows for the six month period then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of SWS Financial Services, Inc. as of December 31, 2014, and the results of its operations and its cash flows for the six month period then ended in conformity with accounting principles generally accepted in the United States of America.

The information contained in Schedules I and II has been subjected to audit procedures performed in conjunction with the audit of Company's basic financial statements. Such supplementary information is the responsibility of the Company's management. Our audit procedures included determining whether the information reconciles to the basic financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in Schedules I and II. In forming our opinion on the supplementary information, we evaluated whether the information, including its form and content, is presented in conformity with Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, the supplementary information referred to above is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

Grant Thornton LLP

Dallas, Texas
February 25, 2015

SWS Financial Services, Inc.
Statement of Financial Condition
December 31, 2014

Assets		
Cash	$	6,000
Receivable from affiliate		531,765
Clearing deposit with affiliate		300,000
Securities owned, at fair value		981,731
Fixed assets, net of accumulated depreciation of $812,935		61,614
Other assets		5,806
Total assets	$	1,886,916
Liabilities and Stockholder's Equity		
Accounts payable	$	22,233
Income taxes payable		316,473
Total liabilities		338,706
Commitments and contingencies		
Common stock without par value. Authorized 1,000,000 shares, issued and outstanding 10,000 shares, $1,000 stated value		1,000
Additional paid-in capital		250,000
Retained earnings		1,297,210
Total stockholder's equity		1,548,210
Total liabilities and stockholder's equity	$	1,886,916

The accompanying notes are an integral part of this financial statement.

SWS Financial Services, Inc.
Statement of Operations
Six-Months Ended December 31, 2014

Revenues:		
Commissions	$	9,587,466
Insurance revenue		4,613,663
Investment banking, advisory and administrative fees		2,048,212
Interest		24,445
Other		849,913
Total revenues		17,123,699
Expenses:		
Commissions and other employee compensation		14,480,172
Occupancy, equipment and computer service costs		434,838
Floor brokerage and clearing organization charges		313,911
Communications		71,558
Advertising and promotional		25,368
Other		395,919
		15,721,766
Income before income tax expense		1,401,933
Income tax expense		510,625
Net income	$	891,308

The accompanying notes are an integral part of this financial statement.

SWS Financial Services, Inc.
Statement Of Stockholder's Equity
Six-Months Ended December 31, 2014

	Common Stock				Additional Paid-in		Retained		
	Shares		Amount		Capital		Earnings		Total
Balance at June 30, 2014	10,000	$	1,000	$	250,000	$	1,305,902	$	1,556,902
Net income	-		-		-		891,308		891,308
Dividend paid to Parent	-		-		-		(900,000)		(900,000)
Balance at December 31, 2014	10,000	$	1,000	$	250,000	$	1,297,210	$	1,548,210

The accompanying notes are an integral part of this financial statement.

SWS Financial Services, Inc.
Statement of Cash Flows
Six-Months Ended December 31, 2014

Net income	$	891,308
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation		6,925
Compensation expense for restricted stock		11,484
Deferred income tax expense		2,238
Changes in operating assets and liabilities:		
Receivable from affiliate		(272,800)
Securities owned, net		(50)
Income taxes payable		213,111
Other Assets		53,444
Accounts payable		(1,650)
Net cash provided by operating activities		904,010
Cash flow from investing activities:		
Purchase of fixed assets		(4,010)
Net cash used in investing activities		(4,010)
Cash flow from financing activities:		
Payment of cash dividend to Parent		(900,000)
Net cash used in financing activities		(900,000)
Net change in cash		-
Cash at beginning of year		6,000
Cash at end of year	$	6,000
Supplemental cash flow disclosures		
Cash paid for interest	$	-
Cash paid for taxes	$	263,750

The accompanying notes are an integral part of this financial statement.

1. Organization

General
SWS Financial Services, Inc. ("Company"), a Texas company, is a wholly owned subsidiary of SWS Group, Inc. ("Parent"). The Company is a registered broker/dealer in securities under the Securities Exchange Act of 1934 ("Exchange Act"). The Company is also registered with the Commodity Futures Trading Commission ("CFTC") as a non-guaranteed introducing broker and is a member of the National Futures Association ("NFA").

The Company contracts with individual licensed registered representatives who conduct their securities business through the Company. These contract-registered representatives are responsible for their own direct expenses. All customer transactions are cleared through an affiliate broker/dealer, Southwest Securities, Inc. ("SWS"), on a fully disclosed basis. Accordingly, the Company is exempt from Exchange Act Rule 15c3-3 under the Securities Exchange Act of 1934, as amended ("Exchange Act Rule 15c3-3") under Section (k)(2)(ii) of this rule. SWS also provides all accounting, administrative services, management services and office facilities to the Company in accordance with an expense sharing agreement in the amount of $50,000 per year. Based on a clearing agreement (the "Clearing Agreement") between SWS and the Company, the Company pays a clearing fee to SWS for handling all trades for the Company and has a deposit with SWS for $300,000. Additionally, SWS collects all revenues and pays all expenses on behalf of the Company. The net effects of these transactions are recorded in receivable from affiliate on the Statement of Financial Condition. The amount of clearing fees paid to SWS for the Company's trades for the six-months ended December 31, 2014 was $313,911.

On the Statement of Financial Condition, the total receivable from SWS is $531,765.

The Company received fee income from Southwest Financial Insurance Agency, Inc. and Southwest Insurance Agency, Inc. of $4,613,663 for the six-months ended December 31, 2014. Southwest Financial Insurance Agency, Inc. and Southwest Insurance Agency, Inc. are affiliates of the Company. These entities hold insurance agency licenses for the purpose of facilitating the sale of insurance and annuity products. The Company retains no underwriting risk related to the insurance and annuity products sold.

The financial statements do not include a statement of changes in liabilities subordinated to Claims of General Creditors pursuant to Securities and Exchange Commission's Rule 17a-5(d)(2) since no such liabilities existed as of or during the six-months ended December 31, 2014.

Change in Year End. Upon the completion of the merger, discussed below under **Merger Agreement** and in **Note 9,** the Board of Directors of the Company, acting on the recommendation of Hilltop Holdings, Inc. ("Hilltop"), approved a change to the Company's fiscal year end from June 30 to December 31. This change was effective for the Company's six-month period ended December 31, 2014.

Merger Agreement. On March 31, 2014, the Parent entered into an Agreement and Plan of Merger ("Merger Agreement") with Hilltop and Peruna, LLC, a wholly-owned subsidiary of Hilltop, whereby upon completion of the merger, the Parent would become a wholly-owned subsidiary of Hilltop. Upon completion of the merger, each share of SWS Group, Inc. common stock was converted into the right to receive $1.94 of cash and 0.2496 of a share of Hilltop common stock. On November 21, 2014, the Parent held a special meeting of stockholders, whereby the Company's

stockholders approved the Merger Agreement. On December 16, 2014, the Parent had received all of the required regulatory approvals in order to proceed with the merger of the Parent with and into Peruna, LLC. On January 1, 2015, the merger outlined in the agreement noted above was completed and Peruna, LLC became Hilltop Securities Holdings LLC ("Hilltop Securities"), a holding company directly under Hilltop. See additional information in **Note 9**.

2. Summary of Significant Accounting Policies

Cash Flow Reporting

For purposes of the statement of cash flows, the Company considers cash to include cash on hand and in bank accounts. The Federal Deposit Insurance Corporation ("FDIC") insures accounts up to $250,000. At December 31, 2014, the cash balances did not exceed the federally insured limit.

Securities Owned, at fair value

Marketable securities are valued at fair value based on quoted market prices, and securities not readily marketable are valued at fair value as determined by management. The increase or decrease in net unrealized appreciation or depreciation of securities owned, if any, is credited or charged to operations. At December 31, 2014, securities owned consisted of money market investments of $981,731.

Fair Value of Financial Instruments

Fair value accounting establishes a framework for measuring fair value. Under fair value accounting, fair value refers to the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants on the measurement date in the market in which the reporting entity transacts. Further, fair value should be based on the assumptions market participants would use when pricing the asset or liability. In support of this principle, fair value accounting establishes a fair value hierarchy that prioritizes the information used to develop those assumptions. The fair value hierarchy gives the highest priority to quoted prices in active markets and the lowest priority to unobservable data. Under the standard, fair value measurements are separately disclosed by level within the fair value hierarchy. The standard describes three levels of inputs that may be used to measure fair value:

- Level 1 — Quoted prices in an active market for identical assets or liabilities. All of the Company's securities owned portfolio are valued using Level 1 inputs. Valuation of these instruments does not require a high degree of judgment as the valuations are based on quoted prices in active markets that are readily available.

- Level 2 — Observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities in active markets; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities. The Company currently does not have any assets or liabilities utilizing Level 2 inputs.

- Level 3 — Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets and liabilities. The Company does not have any assets or liabilities categorized as Level 3.

The following is a description of the valuation methodologies used for instruments measured at fair value on a recurring basis and recognized in the accompanying Statement of Financial Condition, as well as the general classification of such instruments pursuant to the valuation hierarchy.

Securities Owned Portfolio. Securities classified as Level 1 securities primarily consist of money market instruments whose value is based on quoted market prices in active markets.

Substantially all of the Company's financial assets and liabilities are carried at fair value or at amounts which, because of their short-term nature, approximate current fair value.

Fixed Assets
Fixed assets are comprised of furniture and equipment ($750,816) and leasehold improvements ($123,733) which are stated at cost. Depreciation of furniture and equipment is provided over the estimated useful lives of the assets (from three to seven years), and depreciation on leasehold improvements is provided over the shorter of the useful life or the lease term (up to fifteen years) using the straight-line method. Additions, improvements and expenditures for repairs and maintenance that significantly extend the useful life of an asset are capitalized. Other expenditures for repairs and maintenance are charged to expense in the period incurred.

Commissions
Commissions revenue and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

Investment Advisory Fees
Investment advisory fees are recorded when earned based on the period-end assets in the accounts.

Income Taxes
The Company files a consolidated federal income tax return with its Parent. For purposes of these financial statements, current income taxes are computed as if the Company filed a separate income tax return.

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

The Company has no uncertain tax positions. The Company recognizes interest and penalties on income taxes in income tax expense. With limited exception, the Company is no longer subject to U.S. federal, state or local tax audits by taxing authorities for years preceding 2011.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule ("Rule 15c3-1"), which requires the maintenance of minimum net capital of the larger of $250,000 or 1/15 of aggregate indebtedness. At December 31, 2014, the Company had net capital of $929,390 which was $679,390 in excess of its minimum net capital requirement at that date. At December 31, 2014, the Company had aggregate indebtedness of $338,706. Aggregate indebtedness as a percentage of net capital was 36% at December 31, 2014.

4. Fair Value of Financial Instruments

The following table summarizes by level within the fair value hierarchy securities owned, at fair value as of December 31, 2014.

	Level 1	Level 2	Level 3	Total
Securities owned, at fair value				
Money market instruments	$ 981,731	$ -	$ -	$ 981,731

5. Income Taxes

Income tax expense for the six-months ended December 31, 2014, (effective rate of 36.4%) differs from the amount that would otherwise have been calculated by applying the U.S. federal corporate tax rate (35%) to income before income taxes and is comprised of the following:

Income tax expense at the statutory rate	$	490,677
State income tax expense		18,933
Non-deductible meals and entertainment		1,109
Other, net		(94)
	$	510,625

Income taxes as set forth in the statement of operations consist of the following components:

Federal and state		
Current	$	508,387
Deferred		2,238
Total income taxes	$	510,625

The tax effect of temporary differences for depreciation at rates different for tax than financial reporting gave rise to the Company's deferred tax asset. The deferred tax asset, which is included in other assets, was $5,806 at December 31, 2014.

The Company assesses the ability to realize its deferred tax assets based upon the weight of available evidence, both positive and negative. To the extent the Company believes that it is more likely than not that some portion or all of the deferred tax assets will not be realized, the Company

will establish a valuation allowance. At December 31, 2014, the Company evaluated the realizability of its deferred tax assets and concluded, based on the Company's past history of profitability and future earnings projections, that a valuation allowance was not required.

The amount of current taxes payable to the Parent on the Statement of Financial Condition was $316,473 at December 31, 2014 and is included in taxes payable.

The Company recognizes interest and penalties on income taxes in income tax expense. There were no interest or penalties during the six-months ended December 31, 2014.

6. Financial Instruments with Off-Balance-Sheet Risk

The Company clears all of its securities transactions through SWS on a fully disclosed basis. Accordingly, substantially all of the Company's credit exposures are concentrated with SWS. Pursuant to the terms of the agreement between the Company and SWS, SWS has the right to charge the Company for losses that result from a counterparty's failure to fulfill its obligations and the right to rehypothecate the securities held.

At December 31, 2014, the Company is not aware of any losses for which it will be charged by SWS. At December 31, 2014, the Company has recorded no liabilities with regard to this right.

7. Employee Benefits

On November 12, 2003, the stockholders of the Parent approved the adoption of the SWS Group, Inc. 2003 Restricted Stock Plan (the "2003 Restricted Stock Plan"). The 2003 Restricted Stock Plan allowed for awards of up to 1,250,000 shares of the Parent's common stock to the Parent's directors, officers and employees including the Company's officers and employees. No more than 300,000 of the authorized shares could be newly issued shares of common stock. The 2003 Restricted Stock Plan terminated on August 21, 2013.

On November 15, 2012, the stockholders of the Parent approved the adoption of the SWS Group, Inc. 2012 Restricted Stock Plan (the "2012 Restricted Stock Plan"). The 2012 Restricted Stock Plan allows for awards of Parent's common stock to the Parent's directors, officers and employees including the Company's officers and employees. The 2012 Restricted Stock Plan authorizes up to 2,630,000 shares of the Parent's common stock to be delivered pursuant to awards granted under the 2012 Restricted Stock Plan. The 2012 Restricted Stock Plan terminates on November 15, 2022.

The vesting period is determined on an individualized basis by the Parent's Compensation Committee of the Board of Directors. In general, restricted stock granted to employees under the 2012 and 2003 Restricted Stock Plans vests in equal amounts on each anniversary of the date of grant over a three year period or is subject to a four year cliff vesting schedule. For the six-months ended December 31, 2014, the Company has recognized compensation expense of approximately $11,484 for all restricted stock granted to the Company's employees. See additional discussion in **Note 9**.

8. Commitments and Contingencies

In the general course of its brokerage business, the Company has been named as a defendant in various lawsuits and arbitration proceedings. These claims allege violation of federal and state

securities laws. Management believes that resolution of these claims will not result in any material adverse effect on the Company's financial position or results of operations.

9. Subsequent Events

On January 1, 2015, Hilltop completed the acquisition of the Parent and all related subsidiaries, including the Company. Effective upon completion, the Company became a subsidiary of Hilltop Securities and the successor of the Parent in the merger. Subsequent to the closing of the transaction, SWS and the Company will continue to operate as agreed upon in the Clearing Agreement.

As permitted under the terms of the merger agreement, on August 20, 2014, the Parent granted restricted shares of its common stock in satisfaction of certain employees' fiscal 2014 annual bonuses. On January 1, 2015, these restricted shares were converted into restricted shares of Hilltop with the number of Hilltop shares determined based on the value of the merger consideration.

Under the terms of the merger agreement, the Parent's stockholders, including the Company's officers and employees who held stock issued under the 2003 and 2012 Restricted Stock Plans, received per share consideration of 0.2496 shares of Hilltop common stock and $1.94 of cash. Each restricted share of the Parent's common stock granted prior to the date of the merger agreement vested in full on January 1, 2015 and the holders of such restricted shares received the merger consideration for each such share on the same basis as the Parent's stockholders, less applicable withholding taxes, which were withheld first from the cash portion of the merger consideration payable in respect of each such share.

SWS Financial Services, Inc.
Schedule I – Computation of Net Capital Pursuant to Rule 15c3-1 of the Securities Exchange Act of 1934
December 31, 2014

Total stockholder's equity from the statement of financial condition		$ 1,548,210
Deductions and/or charges - nonallowable assets		
Receivable from affiliate	$ (531,765)	
Fixed assets, net	(61,614)	
Prepaids and deferred taxes	(5,806)	(599,185)
Net capital before haircuts		949,025
Haircuts on securities positions		(19,635)
Net capital		929,390
Net capital requirement (larger of 1/15 of aggregate indebtedness or $250,000)		250,000
Excess net capital		$ 679,390
Aggregate indebtedness		$ 338,706
Ratio of aggregate indebtedness to net capital		36%

Note: The above computation does not differ materially from the computation of net capital under Rule 15c3-1 as of December 31, 2014 filed by the Company with the Financial Industry Regulatory Authority on January 27, 2015.

SWS Financial Services, Inc.
Schedule II – Computation of Determination of Reserve Requirements under Rule 15c3-3 of the Securities Exchange Act of 1934
December 31, 2014

The Company claims exemption from SEC Exchange Act Rule 15c3-3 under paragraph (k)(2)(ii) of that Rule.

SWS GROUP | SWS FINANCIAL SERVICES
Building what you value.®

SWS Financial Services, Inc.

Exemption Report

For the period from July 1, 2014 to December 31, 2014

We as members of management of SWS Financial Services, Inc., (the Company) are responsible for complying with 17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers" and complying with 17 C.F.R. §240.15c3-3*(k)(2)(ii),* (the "exemption provisions"). To the best of our knowledge and belief we state the following:

(1) We identified the exemption provisions and (2) we met the identified exemption provisions throughout the period July 1, 2014 to December 31, 2014 without exception.

Larry Tate
President and Chief Executive Officer

Grant Thornton

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Grant Thornton LLP
1717 Main Street, Suite 1800
Dallas, TX 75201-4667

T 214.561.2300
F 214.561.2370
GrantThornton.com
linkd.in/GrantThorntonUS
twitter.com/GrantThorntonUS

Board of Directors and Stockholder
SWS Financial Services, Inc.

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) SWS Financial Services, Inc. (a Texas corporation and wholly owned subsidiary of SWS Group, Inc.) (the "Company") identified the following provisions of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3: paragraph (k)(2)(ii), (the "exemption provisions") and (2) the Company stated that the Company met the identified exemption provisions from July 1, 2014 to December 31, 2014 without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Grant Thornton LLP

Dallas, Texas
February 25, 2015

Grant Thornton

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Grant Thornton LLP
1717 Main Street, Suite 1800
Dallas, TX 75201-4667

T 214.561.2300
F 214.561.2370
GrantThornton.com
linkd.in/GrantThorntonUS
twitter.com/GrantThorntonUS

Board of Directors
SWS Financial Services, Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments ("General Assessment Reconciliation (Form SIPC-7)") to the Securities Investor Protection Corporation ("SIPC") for the six month period ended December 31, 2014, which were agreed to by SWS Financial Services, Inc. (the "Company") and the U.S. Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., SIPC, and solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements.

This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences.
2. Compared the amounts reported on the audited Form X-17A-5 for the six month period ended December 31, 2014, as applicable, with the amounts reported in Form SIPC-7 for the six month period ended December 31, 2014, noting no differences.
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences.
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences.

We were not engaged to and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Grant Thornton LLP

Dallas, Texas
February 25, 2015

SWS FINANCIAL SERVICES, INC.

Schedule of Securities Investor Protection Corporation
Assessments and Payments

For the year ended December 31, 2014

Date Paid	Amount Paid
February 19, 2015	$ 19,733.34